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Exhibit 12.1

Shire plc
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended June 30, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
Income from continuing operations before income taxes and equity in (losses)/earnings of equity method investees(1)	$508.4	$1,385.8	$3,336.1	$1,693.5	$1,007.8	$1,117.1

Plus Fixed charges:
Interest expense, including amortization of premiums, discounts and capitalized expenses related to indebtedness(2)	$131.9	$41.6	$30.8	$38.1	$38.2	$39.1
Interest portion of rental expense(3)	$10.1	$13.6	$11.0	$14.7	$14.4	$12.5
Total fixed charges	$142.0	$55.2	$41.8	$52.8	$52.6	$51.6

Income from continuing operations before income taxes and equity in (losses)/earnings of equity method investees plus fixed charges	$650.4	$1,441.0	$3,377.9	$1,746.3	$1,060.4	$1,168.7

Ratio of earnings to fixed charges(1)(4)	4.6x	26.1x	80.8x	33.1x	20.2x	22.6x

(1)
Earnings were calculated by adding income from continuing operations before income taxes and equity in (losses)/earnings of equity method investees.

(2)
Interest expense (including amortization of any debt fees and any debt discount) on debt.

(3)
The estimate of interest within rental expense is estimated to be one-third of rental expense, which is determined to be a reasonable approximation of the interest factor.

(4)
On January 22, 2016, our acquisition of Dyax Corp. was completed. On June 3, 2016, our combination with Baxalta Incorporated was completed. Each of these transactions was accounted for under the acquisition method of accounting under U.S. GAAP, and their respective results of operations are included in our results from each respective transaction date.

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  Exhibit 12.1